CEMEX, S.A.B. de C.V.
Av. Ricardo Margáin Zozaya #325
Colonia Valle del Campestre
Garza García, Nuevo León
México 66265

July 11, 2013

VIA FEDERAL EXPRESS AND EDGAR
Mr. Rufus Decker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4631
Washington, D.C. 20549

RE:	CEMEX, S.A.B. de C.V. Form 20-F for the year ended December 31, 2012 Filed April 24, 2013 File No. 1-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the "Company"), this letter provides responses to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Mr. Fernando A. Gonzalez, Chief Financial Officer of the Company, dated June 14, 2013 (the "Comment Letter"), in connection with the Company's annual report on Form 20-F for the year ended December 31, 2012 (the "2012 20-F"), filed with the Commission on April 24, 2013.  The Company's responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff's comments before the corresponding response.

Form 20-F for the Year Ended December 31, 2012

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

RESPONSE: The Company notes and will comply with the Staff’s comment.

Consolidated Financial Statements

Note 16. Financial Instruments

16A. Short-Term and Long-Term Debt, page F-52

2.
Please expand your disclosures to discuss how you accounted for the exchange offer which occurred on September 17, 2012, including whether you determined it should be treated as an extinguishment. Please discuss the specific factors you considered in determining the appropriate accounting. In a similar manner, please disclose how you accounted for any other significant modifications to debt agreements. Refer to IAS 39.39 through 42 as well as IAS 39.AG57 through AG63.

RESPONSE: In connection with the Company’s debt refinancing process concluded on September 17, 2012, the Company notes for the Staff that the Company used the terms “extinguish” and “extinguished” in reference to and in the context of the physical replacement of old notes under the Financing Agreement in exchange for new notes under the Facilities Agreement, and the fact that such old notes exchanged were cancelled. The Company did not use these terms to imply an “extinguishment” with its related effects and required disclosures under IAS 39.40. However, the Company acknowledges that the use of these terms may make it difficult for the reader to determine the accounting treatment that the Company followed in connection with its debt refinancing. The Company also acknowledges that further disclosure as to the effects of the transaction for financial reporting purposes could be useful to the reader.

Based on the Company’s analysis of the refinancing process under IAS 39.40, the Company concluded that this refinancing process did not qualify as the extinguishment of the original debt instruments for financial reporting purposes because: a) the new Facilities Agreement was negotiated as a continuation of the old Financing Agreement with the same bank lenders that were parties to the old Financing Agreement; b) the discounted present value of the cash flows under the new Facilities Agreement, including any fees paid net of any fees received and discounted using the original effective interest rate, was less than 10% different from the discounted present value of the remaining cash flows of the original financial liability; and c) the Company concluded, after a qualitative analysis of the old Financing Agreement and the new Facilities Agreement, that the two instruments were not substantially different. Furthermore, based on IAS 39.AG62, the costs and fees incurred adjusted the carrying amount of the original liability and are being amortized over the remaining term of the modified liability. The Company also confirms to the Staff that there were no other significant modifications to debt agreements during the reported periods aside from the aforementioned refinancing process.

The Company notes and will comply with the Staff’s comment in future filings, by including, whenever there would be a refinancing of debt and/or modifications to debt agreements, a discussion regarding whether or not such refinancing or modifications to debt agreements resulted in an extinguishment of debt under IAS 39 and any related effects in profit or loss, as shown in the paragraph below using for illustrative purposes a relevant paragraph regarding the refinancing process included in the Company’s 2012 20-F. For reference of the Staff, new or modified disclosure is presented underlined:

(Page F-57)
Pursuant to the Exchange Offer, participating creditors representing approximately 92.7% of the aggregate principal amount of debt outstanding under the existing Financing Agreement agreed to exchange their existing loans and private placement notes and to receive in place thereof: a) approximately US$6,155 in aggregate principal amount of New Loans with an initial interest rate of LIBOR plus 525 bps (subject to decrease depending on certain prepayments), and new USPP Notes with an initial interest rate of 9.66% (subject to decrease depending on certain prepayments), issued pursuant to a new agreement (the “Facilities Agreement”) dated as of September 17, 2012, and with a final maturity on February 14, 2017, and an exchange fee of 80 bps calculated on the amount of their existing exposures under the Financing Agreement that were exchanged and for which New Loans or New USPP Notes were issued in place thereof; and b) US$500 of the September 2012 Notes, issued pursuant to an indenture dated as of September 17, 2012. Approximately US$525 aggregate principal amount of loans and U.S. Dollar private placement notes remained outstanding after the Exchange Offer under the existing Financing Agreement, as amended, after the Exchange Offer. Considering that the relevant economic terms of the new debt instruments are not substantially different from those of the original loans and private placement notes, the aforementioned exchange of debt as part of the refinancing process did not result in the extinguishment of the original financial liabilities under IFRS; therefore, there were no effects in profit or loss. CEMEX adjusted the carrying amount of the financial liability by approximately US$116 in respect of the fees and costs incurred during the refinancing process, and these fees and costs, together with any remaining costs relative to the Financing Agreement will be amortized over the remaining term of the Facilities Agreement. As of December 31, 2012, after the application of proceeds resulting from the CEMEX Latam Holdings, S.A. initial offering (note 20D), the aggregate principal amount of loans and U.S. dollar private placement notes under the amended Financing Agreement was US$55 ($707), with a final maturity on February 14, 2014.

Note 24. Contingencies, page F-96

24B. Other Contingencies from Legal Proceedings, page F-97

3.
For certain matters, you disclose the potential effect of the matter on your liquidity and/or financial condition. For other matters, your disclosures do not address the potential effect of the matter on any of your financial statements. Please discuss the potential effect of each significant matter with respect to all financial statements to the extent it is practicable. Alternatively, you may discuss the potential effect of these matters in the aggregate. Specifically, you should discuss the potential effect on your results of operations, liquidity, and financial condition

4.
Unless the possibility of any outflow in settlement is remote, IAS 37.86 states that an entity shall disclose an estimate of the financial effect for each class of contingent liabilities, where practicable. IAS 37.92 states that in extremely rare situations an entity need not disclose some or all of the information required by IAS 37.84 through 89 if it can be expected to prejudice the position of the entity. At the top of page F-98, you disclose that where no amounts of estimation are disclosed, it is because such disclosure could impair the outcome of the relevant proceeding. It is not clear which matters you are referring to in this disclosure. It appears for certain matters the amounts are not disclosed because you have determined it is not practicable. Please further clarify as necessary in your disclosures.

RESPONSE: In connection with the Company’s “Other contingencies from legal proceedings,” the Company confirms to the Staff that, unless the possibility of an outflow in settlement was considered remote, the Company has quantified the potential outflow where the Company believes it was practicable to do so. Nonetheless, the Company acknowledges that it is not clear in all cases if the potential outcome could affect the Company’s results of operations, liquidity, and financial condition as of the balance sheet date. Moreover, it is not clear in which cases there is no basis to determine a reasonable amount, and in which cases the potential amount of damages was not disclosed because it could impair the outcome of the relevant proceeding.

The Company notes and will comply with the Staff’s comments 3 and 4 in future filings, by specifically addressing three aspects on a case-by-case basis: a) whether the proceeding has a potential effect on the Company’s results of operations, liquidity, and financial condition; b) whether the Company believes there is no basis to estimate a reasonable amount; and/or c) whether the disclosure of the amount could impair the outcome of the relevant proceeding.

*          *          *          *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By:	/s/ Fernando A. Gonzalez
Name:	Fernando A. Gonzalez
Title:	Chief Financial Officer